Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
American Realty Capital Healthcare Trust III, Inc.
We consent to the incorporation by reference in the registration statement (No. 333-209117) on Form S-3 of American Realty Capital Healthcare Trust III, Inc. of our report dated March 4, 2016, with respect to the consolidated balance sheets of American Realty Capital Healthcare Trust III, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for the year ended December 31, 2015 and for the period from April 24, 2014 (date of inception) to December 31, 2014 and the related 2015 financial statement schedule III, which report appears in the December 31, 2015 annual report on Form 10K of American Realty Capital Healthcare III, Inc. and subsidiaries.
/s/KPMG LLP
Chicago, Illinois
March 4, 2016